Exhibit 99.1

Contacts: Yael Paz, Director of Corporate Communications, Optibase,
011-972-9-9709-255 yaelp@optibase.com Karen Raz, Raz Public Relations 310-450-1482 karen@razpr.com

FOR IMMEDIATE RELEASE

OPTIBASE INTRODUCES H.264 VIDEO CODEC IN A CARRIER GRADE SOLUTION

MGW IPTV family will provide seamless migration path

MOUNTAIN VIEW, CA and HERZLIYA, Israel April 5, 2005 – Optibase, Ltd. (NASDAQ:OBAS) a leading provider of advanced digital video solutions today announced that it will demonstrate H.264 encoding support within its carrier grade TV streaming solution at the National Association of Broadcasters (NAB) convention in Las Vegas, April 18-21,2005 in Booth #SL 343.

        H.264, also known as MPEG-4 part 10 AVC (Advanced Video Coding), is a video compression standard that offers significantly greater compression than its predecessors and is aimed at overcoming network bandwidth limitations. The H.264 standard can provide DVD-quality video at less than 1.5 Mbps, and is considered promising for full-motion video over cable, satellite, and ADSL.

        “We believe that the H.264 standard will be adopted widely as the new IPTV broadcast-quality standard, eventually replacing MPEG-2,” said Uzi Breier, CEO of Optibase. “Over the past several months we have integrated advanced H.264 encoding support into our flagship carrier grade products, MGW 5100 and MGW 1100, and are proud to demonstrate high quality encoding at NAB.”

        “Telcos and Service Providers who have successfully deployed Optibase’s MGW 1100 or MGW 5100 for IPTV, will be able to seamlessly migrate from MPEG-2 to the MPEG-4 H.264 format. Using the very same MGW 5100 and MGW 1100 architecture and management solutions, Optibase’s customers will have the ability to carry out analog or digital H.264 encoding and transcoding, from high bit-rate DVB MPEG-2 directly to MPEG-4 H.264, resulting in high-quality low bit rate TV streaming. In the race to offset threats by cable and wireless operators, Optibase solutions facilitate the lower storage and bandwidth requirements that will enable telecom operators to broaden their reach to larger numbers of subscribers and offer extended IPTV services.”

        For additional information about MGW 5100, MGW 1100 and Optibase, please visit our website at http://www.optibase.com/html/solutions/carrierclass.html or send an email to info@optibase.com.

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About Optibase

        Optibase, Ltd. (NASDAQ: OBAS) provides professional editing, compositing, encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The company’s platforms enable the creation, broadband streaming and playback of high quality digital video. Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high-end surveillance, distance learning; and business television. Headquartered in Israel, Optibase operates through its fully owned subsidiary in Mountain View, California and offices in Massachusetts, Europe, Japan, China and Singapore. Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners. For further information, please visit www.optibase.com.

This press release contains forward-looking statements concerning our marketing and operations plans. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations and estimates, which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the evolving market for digital video in general and the infancy of the IPTV market in particular, competition, our ability to manage growth and expansion, general economic conditions and other risk factors. We cannot assure you that the industry and our customers will adopt the H.264 standard. The digital video and streaming market is characterized by rapid technological changes and multiple evolving standards. In addition, we cannot assure you that products or technologies developed by others will not render our products or technologies non-competitive or obsolete. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F. The Company does not undertake any obligation to update forward-looking statements made herein.